UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BRADY CORPORATION
(Exact name of registrant as specified in its charter)

Commission File Number 1-14959

Wisconsin	39-0178960
(State of Incorporation)	(IRS Employer Identification No.)
6555 West Good Hope Road
Milwaukee, Wisconsin 53223
(Address of Principal Executive Offices and Zip Code)
Louis T. Bolognini (414) 358-6600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report
Brady Corporation and its subsidiaries (“Brady”, “Company”, “we”, “us”, “our”) has developed and maintains an active initiative to identify sources of materials used in our products that contain cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, and tungsten (collectively the “3TG Minerals”), and to determine whether any such materials directly or indirectly fund or benefit armed groups in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). For calendar year 2013, Brady is filing a Conflict Minerals Report which is attached as Exhibit 1.02 hereto and is also publicly available on our website at www.bradycorp.com/sustainability/conflict minerals disclosure.

Item 1.02	Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01	Exhibits
Exhibit 1.02 - Conflict Minerals Report for the calendar year ended December 31, 2013.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRADY CORPORATION

/s/ Thomas J. Felmer	Date: June 2, 2014
Thomas J. Felmer
Interim President & Chief Executive Officer and Chief Financial Officer